

For Immediate Release

PRESS RELEASE

GOLDCORP BIDS FOR WHEATON RIVER; DIRECTORS UNANIMOUSLY APPROVE; SHAREHOLDERS HAVE A VOTE!

Toronto, Ontario, December 23, 2004 – GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to announce its Board of Directors has unanimously approved its takeover bid for Wheaton River Minerals Ltd. In recognizing the size and importance of this transaction to Goldcorp's future, all Goldcorp shareholders will have the opportunity to vote on this transaction.

Goldcorp's Board of Directors has reviewed many growth alternatives over the past several years and it is this combination of Goldcorp and Wheaton River that the Board recommends our shareholders support with their vote. The Board of Directors believes that a Goldcorp/Wheaton River combination will deliver superior growth and value over any alternative that has been considered to-date!

Highlights of the combined company would include:

- **Production**: 2005 gold production expected to be in excess of 1.1 million ounces at a total cash cost of less than US$60 per ounce;

- **Growth:** production expected to grow to 1.5 million ounces of gold by 2007;

- **Balance Sheet:** strong balance sheet with over US$500 million in cash and gold bullion, with no debt;

- **Reserves:** proven and probable reserves of 10.5 million ounces plus additional measured and indicated resources of 9.5 million ounces as of December 31, 2003, all of which are unhedged;

- **Liquidity:** combined daily trading liquidity of over US$60 million and;

- **Market Capitalization:** expected to be approximately US$5 billion.

"The new Goldcorp will have strong production growth, a very large treasury, no debt, no hedge, and importantly, it will be one of the world's lowest cost gold producers and will initially trade at per share multiples well below the industry average. It will be mining at its best: high margins, large profits, healthy diversification, and an exciting future with strong entrepreneurial management" said Rob McEwen, Chairman and CEO of Goldcorp.

Goldcorp signed today, a definitive agreement with Wheaton River for the previously announced combination of Goldcorp and Wheaton River. The combination will be effected through a share exchange take-over bid where Goldcorp will offer 1 common share of Goldcorp for every 4 common shares of Wheaton River.

Goldcorp and Wheaton River have satisfactorily completed their due diligence investigations and the Board of Directors of Goldcorp unanimously approved the definitive agreement which would result in a Goldcorp/Wheaton River combination. The Board of Wheaton River has also unanimously recommended that its shareholders accept the Goldcorp offer and tender their common shares to the offer.

It is expected that the Goldcorp take-over bid circular and Wheaton River's directors' circular will be mailed to Wheaton River shareholders by December 31, 2004. The offer will expire 35 days after it is made, unless extended by Goldcorp in accordance with the terms of the definitive agreement and applicable law.

In addition to customary conditions, the offer will be subject to a minimum tender condition that two-thirds of the Wheaton River common shares outstanding at the expiry time of the offer are tendered to the offer. The offer will also be conditional on the approval of the issuance of the Goldcorp common shares under the offer by a simple majority of votes cast by Goldcorp shareholders at a shareholders meeting scheduled for January 31, 2005. In the event that the agreement between Goldcorp and Wheaton River is terminated by either one of them, the agreement provides for a break fee of US$35 million payable to the other party under circumstances that are specified in the definitive agreement, including if Goldcorp shareholder approval is not obtained.

"This is a great combination! It achieves our strategic goals for production growth, diversification, financial strength and senior management. I am confident that the new Goldcorp will be uniquely positioned in the gold industry to accelerate the growth of value for our shareholders" said Rob McEwen.

"Goldcorp owns one of the richest gold mines in the world. The combination of Wheaton River and Goldcorp doubles gold production, maintains the lowest costs in the industry and provides a strong platform for future growth" said Ian Telfer, Chairman and CEO of Wheaton River.

Under the definitive agreement, Mr. McEwen would remain the Chairman of the Board and Mr. Telfer would become President and Chief Executive Officer of the combined company. The Board of Directors would be comprised of ten members, of which five would be current directors of Wheaton River.

Goldcorp has retained GMP Securities Ltd. to act as Goldcorp's financial advisor and Fraser Milner Casgrain LLP to act as Goldcorp's legal advisor.

Wheaton River has retained Merrill Lynch to act as Wheaton River's financial advisor and Davies Ward Phillips & Vineberg LLP to act as Wheaton River's legal advisor.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT**, a Large Treasury,** positive Cash Flow and Earnings **and pays a** Dividend **twelve times a year!** GOLDCORP **is completely** UNHEDGED **and currently** withholds one-third of annual gold production in anticipation of higher gold prices**. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.**

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve know and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp and or Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company on file with the Securities and Exchange Commission in Washington, D.C. Although Goldcorp and Wheaton River have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective annual information forms of Goldcorp and Wheaton River, each for the year ended December 31, 2003, and material change reports filed by each company since January 1, 2004 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States readers are advised that, while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. Readers are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Where to Find Additional Information about the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp will file a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission and Wheaton River will file a directors' circular with respect to the offer. Investors and shareholders are strongly advised to read the take-over bid circular and the registration statement and prospectus and tender offer statement (including the offer to purchase, letter of transmittal and related documents) and the related directors' circular, as well as any amendments and supplements to those documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Goldcorp at the address referred to below. YOU SHOULD READ THE TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER IF AND WHEN IT IS MADE.

Gold is Money, Goldcorp is Gold!

For further Information please contact: **Corporate Office:**

Ian J. Ball   145 King Street West
Investor Relations   Suite 2700
Phone: (416) 865-0326   Toronto, Ontario
Toll Free: (800) 813-1412   M5H 1J8
Fax:(416) 361-5741   website: www.goldcorp.com
e-mail: info@goldcorp.com